SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

ALLAKOS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

01671P100

(CUSIP Number)

John P. McKearn

101 S. Hanley Road, Suite 1850

St. Louis, MO 63105

(314) 726-6700

With copy to:

Gloria M. Skigen, Esq.

Holland & Knight LLP

One Stamford Plaza 263 Tresser Boulevard Suite 1400

Stamford, CT 06901

(203) 905-4526

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01671P100	13D/A	Page 2 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 694,669
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 694,669

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 694,669
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%(1)
14	TYPE OF REPORTING PERSON PN

(1)

The percentage set forth in row (13) is based on the 52,503,346 shares of common stock, par value $0.001 per share (“Common Stock”), of Allakos Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding as of November 5, 2020 on the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on November 9, 2020.

CUSIP No. 01671P100	13D/A	Page 3 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund II (Ohio), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 188,685
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 188,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,685
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01671P100	13D/A	Page 4 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners II (Ohio), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 188,685(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 188,685(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,685(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(1)
14	TYPE OF REPORTING PERSON OO

(2)

Represents 188,685 shares of Common Stock owned by RiverVest Venture Fund II (Ohio), L.P., a Delaware limited partnership (“RiverVest II (Ohio)”). RiverVest Venture Partners II (Ohio), LLC, a Delaware limited liability company (“RiverVest Partners II (Ohio)”), is the general partner of RiverVest II (Ohio).

CUSIP No. 01671P100	13D/A	Page 5 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 883,354(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 883,354(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,354(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%(1)
14	TYPE OF REPORTING PERSON PN

(3)

Represents 694,669 shares of Common Stock owned by RiverVest Venture Fund II, L.P., a Delaware limited partnership (“RiverVest II”), and 188,685 shares of Common Stock owned by RiverVest II (Ohio). RiverVest Venture Partners II, L.P., a Delaware limited partnership (“RiverVest Partners II”), is the general partner of RiverVest II and the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio).

CUSIP No. 01671P100	13D/A	Page 6 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 883,354(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 883,354(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,354(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%(1)
14	TYPE OF REPORTING PERSON OO

(4)

Represents 694,669 shares of Common Stock owned by RiverVest II and 188,685 shares of Common Stock owned by RiverVest II (Ohio). RiverVest Venture Partners II, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners II, which is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio).

CUSIP No. 01671P100	13D/A	Page 7 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,341,594
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,341,594

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,341,594
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01671P100	13D/A	Page 8 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund III (Ohio), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 124,275
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 124,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,275
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01671P100	13D/A	Page 9 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners III (Ohio), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 124,275(5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 124,275(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,275(5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(1)
14	TYPE OF REPORTING PERSON OO

(5)

Represents 124,275 shares of Common Stock owned by RiverVest Venture Fund III (Ohio), L.P., a Delaware limited partnership (“RiverVest III (Ohio)”). RiverVest Venture Partners III (Ohio), LLC, a Delaware limited liability company (“RiverVest Partners III (Ohio)”), is the general partner of RiverVest III (Ohio).

CUSIP No. 01671P100	13D/A	Page 10 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,465,869(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,465,869(6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,465,869(6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%(1)
14	TYPE OF REPORTING PERSON PN

(6)

Represents 2,341,594 shares of Common Stock owned by RiverVest Venture Fund III, L.P., a Delaware limited partnership (“RiverVest III”), and 124,275 shares of Common Stock owned by RiverVest III (Ohio). RiverVest Venture Partners III, L.P., a Delaware limited partnership (“RiverVest Partners III”), is the general partner of RiverVest III and the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

CUSIP No. 01671P100	13D/A	Page 11 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,465,869(7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,465,869(7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,465,869(7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%(1)
14	TYPE OF REPORTING PERSON OO

(7)

Represents 2,341,594 shares of Common Stock owned by RiverVest III and 124,275 shares of Common Stock owned by RiverVest III (Ohio). RiverVest Venture Partners III, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners III, which is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

CUSIP No. 01671P100	13D/A	Page 12 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) 3x5 RiverVest Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,483,103
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,483,103

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,483,103
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01671P100	13D/A	Page 13 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) 3x5 RiverVest Fund II-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,606
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 55,606

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,606
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01671P100	13D/A	Page 14 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) 3x5 RiverVest Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,538,709(8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,538,709(8)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,709(8)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%(1)
14	TYPE OF REPORTING PERSON OO

(8)

Represents 1,483,103 shares of Common Stock owned by 3x5 RiverVest Fund II, L.P., a Delaware limited partnership (“3x5 RiverVest II”), and 55,606 shares of Common Stock owned by 3x5 RiverVest Fund II-B, L.P., a Delaware limited partnership (“3x5 RiverVest II-B”). 3x5 RiverVest Partners II, LLC, a Delaware limited liability company (“3x5 RiverVest Partners”), is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 15 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest 3x5 Managers II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,538,709(9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,538,709(9)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,709(9)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%(1)
14	TYPE OF REPORTING PERSON PN

(9)

Represents 1,483,103 shares of Common Stock owned by 3x5 RiverVest II and 55,606 shares of Common Stock owned by 3x5 RiverVest II-B. RiverVest 3x5 Managers II, L.P., a Delaware limited partnership (“RiverVest 3x5 Managers”), is one of two members of 3x5 RiverVest Partners, which is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 16 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest 3x5 Managers II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,538,709(10)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,538,709(10)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,709(10)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%(1)
14	TYPE OF REPORTING PERSON OO

(10)

Represents 1,483,103 shares of Common Stock owned by 3x5 RiverVest II and 55,606 shares of Common Stock owned by 3x5 RiverVest II-B. RiverVest 3x5 Managers II, LLC, a Delaware limited liability company (“RiverVest 3x5 Managers II”), is the general partner of RiverVest 3x5 Managers, which is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 17 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) John P. McKearn, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,105(11)
	8	SHARED VOTING POWER 4,887,932(12)
	9	SOLE DISPOSITIVE POWER 59,105(11)
	10	SHARED DISPOSITIVE POWER 4,887,932(12)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,947,037
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%(1)
14	TYPE OF REPORTING PERSON IN

(11)

In July 2018, the Issuer granted Dr. McKearn, as a non-employee director of the Issuer, an option to purchase 37,600 shares of Common Stock at a per share exercise price equal to $16.00. The option vests as to 1/36th of the shares subject to the option each month following July 2018, subject to continued service through each applicable vesting date. In June 2019, the Issuer granted Dr. McKearn an additional 16,000 options that have fully vested. In May 2020, the Issuer granted Dr. McKearn an additional 7,700 options that have not vested. Dr. McKearn’s options have vested, or will vest within sixty (60) days of the date of this filing, with respect to 50,466 shares of Common Stock.

Also includes 8,639 shares of Common Stock owned by John McKearn, TOD John and Cassandra McKearn, Trustees of the John P. McKearn Trust dated July 18, 2005, as amended.

(12)

Represents 694,669 shares of Common Stock owned by RiverVest II, 188,685 shares of Common Stock owned by RiverVest II (Ohio), 2,341,594 shares of Common Stock owned by RiverVest III, 124,275 shares of Common Stock owned by RiverVest III (Ohio), 1,483,103 shares of Common Stock owned by 3x5 RiverVest II and 55,606 shares of Common Stock owned by 3x5 RiverVest II-B.

Dr. McKearn is an authorized person of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio).

Dr. McKearn is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

Dr. McKearn is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 18 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Jay Schmelter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,610(13)
	8	SHARED VOTING POWER 4,887,932(14)
	9	SOLE DISPOSITIVE POWER 16,610(13)
	10	SHARED DISPOSITIVE POWER 4,887,932(14)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,904,542
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%(1)
14	TYPE OF REPORTING PERSON IN

(13)

Represents 11,766 shares of Common Stock held directly, 1,868 shares of Common Stock owned by RiverVest Venture Management LLC Profit Sharing Plan FBO Jay W. Schmelter, 1,488 shares of Common Stock owned by the Schmelter Family Trust dated 5/2/19 and 1,488 shares of Common Stock owned by the Schmelter Family Trust #2 dated 9/30/2019.

(14)

Represents 694,669 shares of Common Stock owned by RiverVest II, 188,685 shares of Common Stock owned by RiverVest II (Ohio), 2,341,594 shares of Common Stock owned by RiverVest III, 124,275 shares of Common Stock owned by RiverVest III (Ohio), 1,483,103 shares of Common Stock owned by 3x5 RiverVest II and 55,606 shares of Common Stock owned by 3x5 RiverVest II-B.

Mr. Schmelter is a member of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio).

Mr. Schmelter is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

Mr. Schmelter is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 19 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Thomas C. Melzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,476(15)
	8	SHARED VOTING POWER 4,887,932(16)
	9	SOLE DISPOSITIVE POWER 21,476(15)
	10	SHARED DISPOSITIVE POWER 4,887,932(16)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,956,902
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%(1)
14	TYPE OF REPORTING PERSON IN

(15)	Includes 10,738 shares of Common Stock owned by the Thomas C. Melzer Revocable Trust dtd 4/4/2002 and 10,738 shares of Common Stock owned by Melzer Family Trust dated 11/9/2006.
(16)

Represents 694,669 shares of Common Stock owned by RiverVest II, 188,685 shares of Common Stock owned by RiverVest II (Ohio), 2,341,594 shares of Common Stock owned by RiverVest III, 124,275 shares of Common Stock owned by RiverVest III (Ohio), 1,483,103 shares of Common Stock owned by 3x5 RiverVest II and 55,606 shares of Common Stock owned by 3x5 RiverVest II-B.

Mr. Melzer is a member of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio).

Mr. Melzer is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

Mr. Melzer is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 20 of 26 Pages

Schedule 13D/A

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amends the statement on Schedule 13D dated September 10, 2018, as amended on May 26, 2020, as further amended on January 8, 2021 (the “Schedule 13D”). This Statement constitutes Amendment No. 3 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

On February 18, 2021 RiverVest Venture Partners II, L.P., RiverVest Venture Partners III, L.P. and RiverVest 3x5 Managers II, L.P. distributed a total of 47,494 shares of Common Stock in kind, without consideration, to each entity’s respective limited partners.

As a result of the foregoing distributions, the individual Reporting Persons received shares of Common Stock as set forth below:

Reporting Person	Number of Shares
John P. McKearn, Ph.D.	8,016
Jay Schmelter	14,742
Thomas C. Melzer	14,576

Item 4. Purpose of the Transaction.

No change.

CUSIP No. 01671P100	13D/A	Page 21 of 26 Pages

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Entity or Individual	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(*)
RiverVest Venture Fund II, L.P.	694,669	0	694,669	0	694,669	694,669	1.3%
RiverVest Venture Fund II (Ohio), L.P.	188,685	0	188,685	0	188,685	188,685	0.4%
RiverVest Venture Partners II (Ohio), LLC(1)	0	0	188,685	0	188,685	188,685	0.4%
RiverVest Venture Partners II, L.P.(2)	0	0	883,354	0	883,354	883,354	1.7%
RiverVest Venture Partners II, LLC(3)	0	0	883,354	0	883,354	883,354	1.7%
RiverVest Venture Fund III, L.P.	2,341,594	0	2,341,594	0	2,341,594	2,341,594	4.5%
RiverVest Venture Fund III (Ohio), L.P.	124,275	0	124,275	0	124,275	124,275	0.2%
RiverVest Venture Partners III (Ohio), LLC(4)	0	0	124,275	0	124,275	124,275	0.2%
RiverVest Venture Partners III, L.P.(5)	0	0	2,465,869	0	2,465,869	2,465,869	4.7%
RiverVest Venture Partners III, LLC(6)	0	0	2,465,869	0	2,465,869	2,465,869	4.7%
3x5 RiverVest Fund II, L.P.	1,483,103	0	1,483,103	0	1,483,103	1,483,103	2.8%
3x5 RiverVest Fund II-B, L.P.	55,606	0	55,606	0	55,606	55,606	0.1%
3x5 RiverVest Partners II, LLC(7)	0	0	1,538,709	0	1,538,709	1,538,709	2.9%
RiverVest 3x5 Managers II, L.P.(8)	0	0	1,538,709	0	1,538,709	1,538,709	2.9%
RiverVest 3x5 Managers II, LLC(9)	0	0	1,538,709	0	1,538,709	1,538,709	2.9%
John P. McKearn, Ph.D.(10)	59,105	59,105	4,887,932	59,105	4,887,932	4,947,037	9.4%
Jay Schmelter(11)	16,610	16,610	4,887,932	16,610	4,887,932	4,904,542	9.3%
Thomas C. Melzer(12)	21,476	21,476	4,887,932	21,476	4,887,932	4,956,902	9.4%

CUSIP No. 01671P100	13D/A	Page 22 of 26 Pages

(*)	Based on the 52,503,346 shares of Common Stock reported by the Issuer to be outstanding as of November 5, 2020 on the Issuer’s Form 10-Q, filed with the SEC on November 9, 2020.
(1)	RiverVest Partners II (Ohio), as the general partner of RiverVest II (Ohio), may be deemed to beneficially own the 188,685 shares of Common Stock owned by RiverVest II (Ohio).
(2)

RiverVest Partners II is the general partner of RiverVest II and the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio), and as a result, may be deemed to beneficially own the 694,669 shares of Common Stock owned by RiverVest II and the 188,685 shares of Common Stock owned by RiverVest II (Ohio).

(3)

RiverVest Venture Partners II, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners II, which is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio), and as a result, may be deemed to beneficially own the 694,669 shares of Common Stock owned by RiverVest II and the 188,685 shares of Common Stock owned by RiverVest II (Ohio).

(4)	RiverVest Partners III (Ohio) is the general partner of RiverVest III (Ohio), and as a result, may be deemed to beneficially own the 124,275 shares of Common Stock owned by RiverVest III (Ohio).
(5)

RiverVest Partners III is the general partner of RiverVest III and the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio), and as a result, may be deemed to beneficially own the 2,341,594 shares of Common Stock owned by RiverVest III and the 124,275 shares of Common Stock owned by RiverVest III (Ohio).

(6)

RiverVest Venture Partners III, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners III, which is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio), and as a result, may be deemed to beneficially own the 2,341,594 shares of Common Stock owned by RiverVest III and the 124,275 shares of Common Stock owned by RiverVest III (Ohio).

(7)

3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B, and as a result, may be deemed to beneficially own the 1,483,103 shares of Common Stock owned by 3x5 RiverVest II and the 55,606 shares of Common Stock owned by 3x5 RiverVest II-B.

(8)

RiverVest 3x5 Managers is one of two members of 3x5 RiverVest Partners, which is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B, and as a result, may be deemed to beneficially own the 1,483,103 shares of Common Stock owned by 3x5 RiverVest II and the 55,606 shares of Common Stock owned by 3x5 RiverVest II-B.

(9)

RiverVest 3x5 Managers II is the general partner of RiverVest 3x5 Managers, which is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B. As a result, RiverVest 3x5 Managers II may be deemed to beneficially own the 1,483,103 shares of Common Stock owned by 3x5 RiverVest II and the 55,606 shares of Common Stock owned by 3x5 RiverVest II-B.

(10)

Dr. McKearn is an authorized person of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio). As a result, Dr. McKearn may be deemed to beneficially own the 694,669 shares of Common Stock owned by RiverVest II and the 188,685 shares of Common Stock owned by RiverVest II (Ohio).

Dr. McKearn is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio). As a result, Dr. McKearn may be deemed to beneficially own the 2,341,594 shares of Common Stock owned by RiverVest III and the 124,275 shares of Common Stock owned by RiverVest III (Ohio).

Dr. McKearn is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5

RiverVest II-B. As a result, Dr. McKearn may be deemed to beneficially own the 1,483,103 shares of Common Stock owned by 3x5 RiverVest II and the 55,606 shares of Common Stock owned by 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 23 of 26 Pages

In addition, in July 2018, the Issuer granted Dr. McKearn, as a non-employee director of the Issuer, an option to purchase 37,600 shares of Common Stock at a per share exercise price equal to $16.00. The option vests as to 1/36th of the shares subject to the option each month following July 2018, subject to continued service through each applicable vesting date. In June 2019, the Issuer granted Dr. McKearn an additional 16,000 options that have fully vested. In May 2020, the Issuer granted Dr. McKearn an additional 7,700 options that have not vested. Dr. McKearn’s options have vested, or will vest within sixty (60) days of the date of this filing, with respect to 50,466 shares of Common Stock.

(11)

Mr. Schmelter is a member of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio). As a result, Mr. Schmelter may be deemed to beneficially own the 694,669 shares of Common Stock owned by RiverVest II and the 188,685 shares of Common Stock owned by RiverVest II (Ohio).

Mr. Schmelter is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio). As a result, Mr. Schmelter may be deemed to beneficially own the 2,341,594 shares of Common Stock owned by RiverVest III and the 124,275 shares of Common Stock owned by RiverVest III (Ohio).

Mr. Schmelter is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B. As a result, Mr. Schmelter may be deemed to beneficially own the 1,483,103 shares of Common Stock owned by 3x5 RiverVest II and the 55,606 shares of Common Stock owned by 3x5 RiverVest II-B.

(12)

Mr. Melzer is a member of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio). As a result, Mr. Melzer may be deemed to beneficially own the 694,669 shares of Common Stock owned by RiverVest II and the 188,685 shares of Common Stock owned by RiverVest II (Ohio).

Mr. Melzer is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).    As a result, Mr. Melzer may be deemed to beneficially own the 2,341,594 shares of Common Stock owned by RiverVest III and the 124,275 shares of Common Stock owned by RiverVest III (Ohio).

Mr. Melzer is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B. As a result, Mr. Melzer may be deemed to beneficially own the 1,483,103 shares of Common Stock owned by 3x5 RiverVest II and the 55,606 shares of Common Stock owned by 3x5 RiverVest II-B.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein, except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in the shares of the Issuer’s Common Stock during the last 60 days.

(d) No change.

(e) No change.

CUSIP No. 01671P100	13D/A	Page 24 of 26 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated September 10, 2018, by and among the Reporting Persons.*

*	Previously filed.

CUSIP No. 01671P100	13D/A	Page 25 of 26 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 19, 2021

RiverVest Venture Fund II, L.P.		RiverVest Venture Fund II (Ohio), L.P.

By:	RiverVest Venture Partners II, L.P.,	By:	RiverVest Venture Partners II (Ohio), LLC,
	its general partner		its general partner
By:	RiverVest Venture Partners II, LLC,	By:	RiverVest Venture Partners II, L.P.,
	its general partner		its sole member
		By:	RiverVest Venture Partners II, LLC,
By:	/s/ John P. McKearn		its general partner
Name: John P. McKearn, Ph.D.
	Title: Authorized Person	By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
Title: Authorized Person

RiverVest Venture Partners II (Ohio), LLC		RiverVest Venture Partners II L.P.

By:	RiverVest Venture Partners II, L.P.,	By:	RiverVest Venture Partners II, LLC,
	its sole member		its general partner
By:	RiverVest Venture Partners II, LLC,
	its general partner	By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
By:	/s/ John P. McKearn		Title: Authorized Person
Name: John P. McKearn, Ph.D.
Title: Authorized Person

RiverVest Venture Partners II, LLC		RiverVest Venture Fund III, L.P.

By:	/s/ John P. McKearn	By:	RiverVest Venture Partners III, L.P.,
	Name: John P. McKearn, Ph.D.		its general partner
	Title: Authorized Person	By:	RiverVest Venture Partners III, LLC,
its general partner

		By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
Title: Member

RiverVest Venture Fund III (Ohio), L.P.		RiverVest Venture Partners III (Ohio), LLC

By:	RiverVest Venture Partners III (Ohio), LLC,	By:	RiverVest Venture Partners III, L.P.,
	its general partner		its sole member
By:	RiverVest Venture Partners III, L.P.,	By:	RiverVest Venture Partners III, LLC,
	its sole member		its general partner
By:	RiverVest Venture Partners III, LLC,
	its general partner	By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
By:	/s/ John P. McKearn		Title: Member
Name: John P. McKearn, Ph.D.
Title: Member

[Signature Page of Schedule 13D/A]

CUSIP No. 01671P100	13D/A	Page 26 of 26 Pages

RiverVest Venture Partners III, L.P.		RiverVest Venture Partners III, LLC

By:	RiverVest Venture Partners III, LLC,	By:	/s/ John P. McKearn
	its general partner		Name: John P. McKearn, Ph.D.
Title: Member

By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
Title: Member

3x5 RiverVest Fund II, L.P.		3x5 RiverVest Fund II-B, L.P.

By:	3x5 RiverVest Partners II, LLC,	By:	3x5 RiverVest Partners II, LLC,
	its general partner		its general partner
By:	RiverVest 3x5 Managers II, L.P.,	By:	RiverVest 3x5 Managers II, L.P.,
	its member		its member
By:	RiverVest 3x5 Managers II, LLC,	By:	RiverVest 3x5 Managers II, LLC,
	its general partner		its general partner

By:	/s/ John P. McKearn	By:	/s/ John P. McKearn
	Name: John P. McKearn, Ph.D.		Name: John P. McKearn, Ph.D.
	Title: Member		Title: Member

3x5 RiverVest Partners II, LLC		RiverVest 3x5 Managers II, L.P.

By:	RiverVest 3x5 Managers II, L.P.,	By:	RiverVest 3x5 Managers II, LLC,
	its member		its general partner
By:	RiverVest 3x5 Managers II, LLC,
	its general partner	By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
By:	/s/ John P. McKearn		Title: Member
Name: John P. McKearn, Ph.D.
Title: Member

RiverVest 3x5 Managers II, LLC

By:	/s/ John P. McKearn	/s/ John P. McKearn
	Name: John P. McKearn, Ph.D.	John P. McKearn, Ph.D.
Title: Member

/s/ Jay Schmelter		/s/ Thomas C. Melzer
Jay Schmelter		Thomas C. Melzer

[Signature Page of Schedule 13D/A]